UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission file number: 001-38307

RETO ECO-SOLUTIONS, INC.
(Registrant’s name)

c/o Beijing REIT Technology Development Co., Ltd.
X-702, 60 Anli Road, Chaoyang District, Beijing
People’s Republic of China 100101
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Explanatory Note:

This Amendment No. 1 (the “Amendment”) to Report of Foreign Private Issuer on Form 6-K/A of ReTo Eco-Solutions, Inc., a British Virgin Islands company (the “Company”), is being filed to amend the Company’s previously filed Report of Foreign Private Issuer on Form 6-K (the “Form 6-K”) with the Securities and Exchange Commission (the “SEC”) on December 27, 2023, in order to restate the unaudited financial results for the six months ended June 30, 2023 of the Company and related disclosures.

The management of the Company, in consultation with its advisors, identified an error made in its previously issued unaudited condensed consolidated financial statements for the six months ended June 30, 2023 in relation to the recognition and measurement of its share-based compensation expenses. The Company failed to identify the proper share prices in calculation of the share-based compensation. Such failure has resulted in errors relating to the overstatement of share-based compensation for the six months ended June 30, 2023. The Company does not expect any tax and cash flow impact related to the correction.

On May 12, 2024, the Company’s audit committee concluded, after discussion with the Company’s management and its advisors, that the Company’s unaudited condensed consolidated financial statements included in the Form 6-K should no longer be relied upon due to the overstatement described above and should be restated.

Attached as Exhibit 99.1 to this Amendment No. 1 to the Form 6-K is a copy of the restated unaudited financial results for the six months ended June 30, 2023 of the Company and related discussions of the Company’s results of operations.

This Amendment speaks as of the original filing date of the Form 6-K and, except as described above, does not modify or update the Form 6-K as heretofore amended.

INCORPORATION BY REFERENCE

This Amendment, including Exhibit 99.1 hereto, shall be deemed to be incorporated by reference into each of (i) the registration statement on Form F-3, as amended (No. 333-267101) of the Company, (ii) the registration statement on Form S-8, as amended (File No. 333-270355) of the Company and (iii) the registration statement on Form S-8, as amended (File No. 333-264499) of the Company, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Restated Unaudited Financial Results for the Six Months Ended June 30, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2024	RETO ECO-SOLUTIONS, INC.

	By:	/s/ Hengfang Li
	Name:	Hengfang Li
	Title:	Chief Executive Officer

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